Exhibit 10.4

MARKETWATCH, INC.

AMENDED AND RESTATED 2004 NON-EMPLOYEE DIRECTOR OPTION
PROGRAM

ARTICLE I
ESTABLISHMENT AND PURPOSE OF THE PROGRAM

1.01   Establishment of Program

The MarketWatch, Inc. Amended and Restated 2004 Non-Employee Director Option
Program (the "Program") is adopted pursuant to the MarketWatch, Inc. 2004 Stock
Incentive Plan (the "Plan") and, in addition to the terms and conditions set forth below, is
subject to the provisions of the Plan.

1.02   Purpose of Program

The purpose of the Program is to enhance the ability of the Company to attract and retain
directors who are not Employees ("Non-Employee Directors") through a program of
automatic Option grants.

1.03   Effective Date of the Program

The Program is effective as of the adoption of the Plan by the stockholders of the
Company.

ARTICLE II
DEFINITIONS

Capitalized terms in this Program, unless otherwise defined herein, have the meaning
given to them in the Plan.

ARTICLE III
OPTION TERMS

3.01   Date of Grant and Number of Shares

A Non-Qualified Stock Option to purchase 15,000 shares of Common Stock shall be
granted (the "Initial Grant") to each Non-Employee Director, such Initial Grant to be
made to Non-Employee Directors elected or appointed to the Board after the adoption of
the Plan upon the date each such Non-Employee Director first becomes a Non-Employee
Director. In addition, immediately following each annual meeting of the Company's
stockholders commencing with the annual meeting of the Company's stockholders in

2004, each Non-Employee Director who continues as a Non-Employee Director following such annual meeting shall be granted a Non-Qualified Stock Option to purchase 7,500 shares of Common Stock (a "Subsequent Grant"); provided that no Subsequent Grant shall be made to any Non-Employee Director who has not served as a director of the Company, as of the time of such annual meeting, for at least eleven (11) months. Each such Subsequent Grant shall be made on the date of the annual stockholders' meeting in question.

3.02   Exercise Price

The exercise price per share of Common Stock of each Initial Grant and Subsequent Grant shall be one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

3.03   Corporate Transaction

Each Option under the Program shall be subject to the provisions of Section 11 of the Plan relating to the exercisability or termination of the Option in the event of a Corporate Transaction.

3.04   Other Terms

The Administrator shall determine the remaining terms and conditions of the Options awarded under the Program.